Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I
(Form Type)

Stonepeak-Plus Infrastructure Fund LP
(Name of Issuer)

Stonepeak-Plus Infrastructure Fund LP
(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$919,010.88(1)	0.0001531	$140.70(2)
Fees Previously Paid	$15,815,268.43(3)	0.0001531	$2,421.32(2)(3)
Total Transaction Valuation	$16,734,279.31
Total Fees Due for Filing			$2,562.02
Total Fees Previously Paid			$2,421.32
Total Fee Offsets			-
Total Fees Due for Filing			$140.70

(1)
The transaction value is calculated as the aggregate maximum purchase price for limited partnership units (the “Units”) of Stonepeak-Plus Infrastructure Fund LP (the “Fund”). This amount is based upon (i) the offer to purchase up to 447,278 of Class A-1a Units, 67,897 of Class A-1b Units, 58,198 of Class A-1c Units, 8,894 of Class F-1 Units, 789 of Class I-1 Units and 11,415 of Class X Units, (ii) the net asset value per Class A-1a Unit, Class A-1b Unit, Class A-1c Unit, Class F-1 Unit and Class X Unit as of June 30, 2025 of $28.14, $28.15, $28.15, $28.15 and $28.51, respectively, and (iii) the initial purchase price per Class I-1 Unit of $28.51 in the initial issuance of Class I-1 Units in July 2025.

(2)
Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.

(3)	The fee of $2,421.32 was paid in connection with the filing of the Schedule TO-I by the Fund (File No. 005-95141) on August 4, 2025.